Mail Stop 4561

November 9, 2006

Kevin Rich
Chief Executive Officer
c/o DB Commodity Services LCC
60 Wall Street
New York, NY 10005

Re: PowerShares DB US Dollar Index Trust
DB US Dollar Master Trust
Amendment No. 1 to Registration Statement on Form S-1 filed October 16, 2006
Registration No. 333-136574

Dear Mr. Rich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers in our comments refer to the marked courtesy copy of the registration statement.

General

1.   We have reviewed your response to prior comment 1 where we asked why the Bullish Fund and Bearish Fund should not be treated as separate issuers as such term is defined by Section 2(a)(4) of the Securities Act of 1933. We further note that the Officers' Certificate that is attached to the Form of Participant Agreement filed as Exhibit 4.3 to the registration statement states that the Managing Owner will develop and maintain

separate internal controls and disclosure controls and procedures for both the Bullish and Bearish Fund. The existence of separate controls and procedures for each fund seems to further suggest that they will operate as separate issuers. Please further advise us as to why you believe this fact does not indicate that the separate series should be treated as separate issuers. In addition, please tell us who will sign certifications filed with the Trust's periodic reports and whether there will be separate certifications for each fund.

Cover Page

2.   We have reviewed your response to prior comment 4, and we re-issue the comment. The amount of information included on the cover page exceeds what is required by Item 501 of Regulation S-K and what is key to an investment decision. Please revise to substantially reduce the amount of information on the cover page.

Breakeven Table, page 15

3.   We note the 12-month breakeven percentage figure which currently reads 0.00%. It appears that, when adding the interest income, the figure should read (4.46)%. Please revise or advise.

Risk Factors

4.   Please include a risk factor that discusses the unusually long peak-to-valley drawdown periods that the Long Index and Short Index historically have experienced. In addition, please disclose that the largest peak-to-valley drawdowns for each occurred, in part, contemporaneously.

Historical Closing Levels, page 36

5.   We note disclosure on page 37 indicating that each index was established in August 2006. Please revise the disclosure in the second and third paragraphs under this heading to remove the reference to "inception" of each index in 1986. Please make conforming changes throughout the prospectus.

6.   We refer to your disclosure on page 5 that the lowest closing value for the Long Index was 59.41 on December 30, 2004. We further note your disclosure on page 36 that the end of the worst peak-to-valley drawdown for the Long Index was December 2004. It is not clear how the drawdown could have ended in December 2004 if the Long Index was at its all-time low. In fact, it would appear from your chart on page 37 that the draw-down is ongoing. Please revise or advise.

Exhibits

7.   Please be aware that the legal and tax opinions are limited to Pre-Effective Amendment No. 1 to the registration statement. Please file updated opinions with subsequent amendments.

Legal Opinion

8.   We refer to the second opinion on page 3 of the opinion from counsel. Please have counsel revise the last sentence to clarify the types of payments that Limited Owners are required to make pursuant to the Trust Agreements and advise us as to why this does not affect the non-assessable nature of the shares being registered.

9.   Please provide a revised opinion that clarifies the references to Limited Owners and Limited Units. We note that the registration statement covers common units of beneficial ownership, so the references to limited units and limited owners in the opinion are not clear.

10.   We note that counsel's opinion states that the units will represent beneficial interests in the Trusts. Considering that the assets and liabilities of each fund will be segregated, please tell us the basis for counsel's opinion that the units will represent an interest in the trusts rather than an interest in a fund.

* * * *

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Maulbeck at (202) 551-3466 or Josh Forgione, Assistant Chief Accountant, at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael J. Schmidtberger, Esq. *(via facsimile)*
        Sidley Austin LLP